Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario,
Canada L4G 7A9
Tel:	905-713-6322
Fax:	905-713-6332

MI DEVELOPMENTS NOTICE OF

RELEASE OF THIRD QUARTER 2009 RESULTS

Aurora, Ontario, Canada, November 2, 2009  – MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) will announce its financial results for the third quarter ended September 30, 2009 on Tuesday, November 10, 2009 after the close of the market.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management, and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a majority equity interest in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  MEC has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact Rocco Liscio, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.